January 29, 2010

United States Securities and

Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	eLandia International Inc.

Form 10-K for the year ended December 31, 2008

Filed on April 2, 2009

File No. 000-51805

Dear Mr. Spirgel:

This letter is being provided by eLandia International Inc. (the “Company”) in response to the December 23, 2009 comment letter (the “Comment Letter”) of the staff to the Company concerning the above-referenced filing.

Set forth below in bold is the staff’s comment from the Comment Letter, followed in each case by the Company’s response.

Form 10-K for the year ended December 31, 2008

Note 4. Acquisitions, page 60

1.	We note your response to comments two and six from our letter dated November 13, 2009. Addressing the relevant accounting literature, tell us how you concluded that it was appropriate to consolidate Latin Node effective June 28, 2007, the date you acquired 8 million shares of Latin Node Series A Preferred Stock.

Response:

We determined the appropriateness of consolidating Latin Node effective June 28, 2007 utilizing the accounting guidance enumerated in FASB Statement No. 141, “Business Combinations,” (“SFAS No. 141”). Under SFAS No. 141, a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities.

The provisions of SFAS No. 141 apply equally to a business combination in which (a) one or more entities are merged or become subsidiaries, (b) one entity transfers net assets or its owners transfer their equity interests to another, or (c) all entities transfer net assets or the owners of those entities transfer their equity interests to a newly formed entity (some of which are referred to as roll-up or put-together transactions). All those transactions are business combinations regardless of whether the form of consideration given is cash, other assets, a business or a subsidiary of the entity, debt, common or preferred shares or other equity interests, or a combination of those forms and regardless of whether the former owners of one of the combining entities as a group retain or receive a majority of the voting rights of the combined entity. An exchange of a business for a business also is a business combination. All business combinations in the scope of SFAS No. 141 shall be accounted for using the purchase method.

In connection with our acquisition of Latin Node, we entered into a Preferred Stock Purchase Agreement with Latin Node (the “Latin Node Stock Purchase Agreement”) pursuant to which we agreed to purchase 8,000,000 shares of Series A Preferred Stock of Latin Node for an aggregate price of $26,818,835. The Latin Node Series A Preferred Stock contained certain voting rights and was convertible into Latin Node common shares, in whole or in part, at a conversion price of $2.50 per share which represented 80% of the issued and outstanding shares of common stock of Latin Node. In addition, in connection with our acquisition of Latin Node, we obtained management control over Latin Node’s Board of Directors. In light of these factors, we believe that the acquisition of Latin Node met the criteria for a business combination under SFAS No. 141. Accordingly, we accounted for the acquisition under the purchase method of accounting whereby we included the results of operations of Latin Node from the effective date of acquisition, June 28, 2007, in our consolidated financial statements.

Note 6. Deconsolidation of Subsidiary and Discontinued Operations, page 64.

2.	We note your response to comment three in our letter dated November 13, 2009. It is unclear to us why the $16.2 million due from Latin Node was written off as of December 31, 2007 as part of the portion of the purchase price charged upon the acquisition of Latin Node, effective June 28, 2007. In addition, we believe that your disclosures do not provide a clear picture of the purchase accounting and ultimate write-off of the investment in Latin Node. To help us better understand the accounting implications of your acquisition and ultimate deconsolidation of your investment in Latin Node, please provide us with a comprehensive summary of your accounting for this investment. In this regard, please provide us with the following information in a clear and logical format, indicating how your financial statements were affected at each reporting period, from June 2007 through September 2009, by changes in your investment:

•	the initial purchase accounting for your investment in Latin Node as of June 30, 2007;

•	the subsequent adjustments made to the purchase accounting;

•	the classification to discontinued operations; and

•	the deconsolidation accounting.

Please also clearly indicate to us what the $16.2 million due from Latin Node represented and how it was accounted for at each of the four stages of accounting mentioned above.

Response:

We would like to clarify our response to comment three in our letter to you dated November 30, 2009. The $16.2 million due from Latin Node, which represented a net intercompany payable to us for working capital purposes, was written off at the deconsolidation date, November 18, 2008. Any intercompany balances that we had outstanding with Latin Node as of November 18, 2008 were expensed in our statement of operations for the year ending December 31, 2008. Accordingly, the $16.2 million due from Latin Node is not reflected in our balance sheet at December 31, 2008. We hope this will clarify the response to your comment noted in your previous letter to us dated November 13, 2009 as well as address the comments noted above.

3.	We note your response to comment four from our letter dated November 13, 2009. Please provide us with a schedule showing the movement of your investment account (including advances) in Latin Node from the June 28, 2007 acquisition date through the date of deconsolidation on November 18, 2008.

Response:

The following represents the movement of our investment account (including advances) in Latin Node from the June 28, 2007 acquisition date through the date of deconsolidation on November 18, 2008:

Purchase of Latin Node	20,000,000	A
Working capital advances
Laurus Master Fund Financing	6,965,456	B
Note receivable	5,000,000	C
Funding of working capital losses	7,705,204
Costs of FCPA investigation	2,000,000
FCPA settlement with the Dept. of Justice	2,000,000	D
2007 Net Loss	(29,434,013)
2008 Net Loss	(14,236,647)

	—

A	We make reference to the Latin Node Note for $20M in Footnote #5, “Latin Node,” in our 12/31/07 Form 10-K/A.
B	We make reference to the Indebtedness of Discontinued Operations disclosure in Footnote #6, “Deconsolidation of Subsidiary,” in our 12/31/08 Form 10-K.
C	We make reference to the $5M Convertible Note disclosure in Footnote #16, “Long-Term Debt,” in our 12/31/07 Form 10-K/A.
D	We make reference to the Latin Node FCPA Investigation disclosure in Footnote #19, “Commitments and Contingencies,” in our 12/31/08 Form 10-K.

Note 11. Goodwill, page 69.

4.	You disclosed at the bottom of page 63 that you made two other acquisitions during 2008: (1) Center of Technology Transfer Corporation (“CTT”) and (2) Pac-Rim Redeployment, LLC (“PRR”) and America Samoa Hawaii Cable, LLC (“ASHC”) for total aggregate consideration of $2,787,742, net of cash acquired. However, we note that in your response to prior comment seven from our letter dated November 13, 2009, you attributed goodwill of $4.1 million to your acquisition of Center of Technology Transfer Corporation. Please revise your footnote for this inconsistency and disclose the details of this material acquisition to your company. Specifically, revise to provide the following for this acquisition or tell us why you do not believe you are required to do so:

•	The primary reason for the acquisition;

•	The cost of the acquired entity and your basis for determining values assigned to the shares issued as consideration;

•	A condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at acquisition date;

•	The amount of contingent payments, options or commitment specified in the acquisition and the accounting treatment that will be followed should such contingency occur;

•	The total amounts assigned to any major intangible asset class; and

•	The weighted-average amortization period, in total and by major intangible asset class.

Please provide us with your proposed disclosures in response to this comment.

Response:

The reconciliation of the total aggregate consideration paid of $2,787,742, net of cash acquired for the purchase of CTT and PRR and ASHC to the goodwill recorded of $4.1 million is as follows:

	CTT	PRR	Total
Purchase Price, net of cash acquired	2,642,985	144,757	2,787,742

Amount Allocated To:
Net Liabilities Assumed	(1,535,850)	(286,357)	(1,822,207)
Intangible Assets	—	431,114	431,114
Goodwill	4,178,835	—	4,178,835

	2,642,985	144,757	2,787,742

We do not believe we are required to revise our footnote disclosure for the acquisition of CTT as we do not believe that such acquisition was material. We refer you to the following, which represents the Company’s internal policy for purposes of determining what constitutes a material business combination under SFAS No. 141 and SFAS No. 141(R):

An acquirer is required to disclose information that enables users of its financial statements to evaluate the nature and financial effect of a business combination that occurs either (a) during the current period; or (b) after the reporting date but before the financial statements are issued. Paragraph 68 of SFAS 141R (paragraph 51 of SFAS 141) details the required information to be disclosed for each business combination that occurs during the reporting period.

An acquirer is also required to disclose the information required by SFAS 141R paragraphs 68(e)-68(r) (paragraph 53 in SFAS 141) in the aggregate for individually immaterial business combinations during the reporting period that are material collectively.

The provisions of SFAS 141 and 141R need not be applied to immaterial items. However, SFAS 141 and 141R do not define materiality.

With respect to the determination and quantification of materiality, management also considered the requirements of Form 8-K in order to set a benchmark. The rules for filing a Form 8-K for significant acquisitions or dispositions utilize 20% as a threshold for materiality with respect to:

•	investments in and advances to the subsidiary;

•	total assets of the subsidiary; or

•	income from continuing operations of the subsidiary

Utilizing the above information, management believes that a threshold of 15% is an appropriate measurement of the materiality and significance of a business combination that should be disclosed in its financial statements in accordance with the provisions of SFAS 141 and 141R. Since SFAS 141 and 141R require pro forma disclosure of revenues and earnings, management believes that a threshold of 15% of both revenues and income from continuing operations is an adequate measure of materiality that is conservative (it is a lower level of materiality than a Form 8-K) and still allows users of its financial statements to evaluate the nature and financial effect of significant business combinations. Disclosing all business combinations, or immaterial business combinations, could potentially lead to more questions due to the greater detail of information that have nothing to do with what is currently happening in the business and could distract the user of the financial information from the more relevant issues.

Based upon the above criteria as documented in our internal policy, and the analysis performed by management of CTT, the acquisition of CTT was not considered to be material and therefore, we do not believe that the disclosures required by SFAS No. 141 with respect to material business combinations are applicable.

5.	We note your response to prior comment eight from our letter dated November 13, 2009. Tell us about the nature of the pre-acquisition contingencies related to the acquisition of Desca that you refer to in your response.

Response:

Subsequent to our acquisition of Desca, effective November 20, 2007, but prior to the end of the allocation period (within one year from the date of acquisition), we recorded an adjustment to the initial purchase price allocation of accounts receivable and prepaid expenses ($2,102,801) and the minority interest purchase price obligation ($2,550,000). The adjustments were made based upon additional information gathered by us regarding facts and circumstances that existed at the date of acquisition. This information was not considered by us to be new information that related to events occurring subsequent to the acquisition date, but related to the period on or before November 20, 2007 (the effective date of acquisition).

Accounts Receivable Adjustment

Management believed that a reserve against certain accounts receivables purchased from Desca should have been established on the date of acquisition. Subsequent to the acquisition, the Company gathered additional information regarding facts and circumstances surrounding the receivables that existed at the date of acquisition. This information was not considered by management to be new information that related to events occurring subsequent to the acquisition date, but related to the period on or before November 20, 2007.

On the date of acquisition, prior management believed that a reserve was not required on its accounts receivable. However, historically (and since then as well), Desca has had collection issues with its accounts receivable. Therefore, current management believed that it would be appropriate to establish a reserve on the accounts receivable as of the acquisition date in the approximate amount of $1,200,000.

Prepaid Expenses Adjustment

Also included in the acquisition of Desca was a $902,801 deposit with a vendor. This vendor was originally contracted to perform civil works services (video conference rooms) for one of Desca’s customer projects. In 2006, the customer gave Desca an advance and Desca, in turn, gave the vendor an advance ($903k) for the work to be performed. During 2006 and 2007, the vendor performed some of the required services; however, certain of the services were not adequate and needed to be re-performed. Additionally, certain of the other services required to be completed by the vendor were never completed. During 2007 (prior to the acquisition), Desca contracted another vendor to finish the work originally required to be performed by the original vendor.

Desca’s relationship with the vendor fell apart prior to the acquisition and the likelihood of recovering the deposit was not probable at the time of acquisition. However, prior management believed the amount would be collectible from the vendor through a court proceeding. Management believes that it is not practical to rely on litigation to support the realizability of a current asset. Accordingly, based upon information gathered by current management subsequent to the acquisition, relating to the facts and circumstances that existed at the date of acquisition, a reserve against the deposit should have been established on the date of acquisition.

Minority Interest Purchase Price Obligation Adjustment

Concurrent with the closing of our investment in Desca, we entered into a Limited Liability Company Agreement with Jorge Enrique Alvarado Amado, Chief Executive Officer of Desca (“Alvarado”). This agreement governed the relationship between the members of Desca and provided, among other things, for a put and call right pursuant to which (a) Alvarado could require that we purchase his interest in Desca for a cash purchase price calculated in accordance with this agreement, or (b) we could require that Alvarado sell us his interest in Desca for a cash purchase price calculated in accordance with this agreement. As a result of these put and call rights and obligations, we consolidated 100% of Desca and did not record any minority interest. As part of the acquisition, we recorded a minority interest purchase obligation in the amount of $6,918,838, which represented the value of our estimated future cost of acquiring the remaining 30% of the outstanding ownership units of Desca.

During the quarter ended December 31, 2008, management revised its methodology utilized to calculate the value of our estimated future cost of acquiring the remaining 30% of the outstanding ownership units of Desca from Alvarado. In addition, we updated the projections utilized in the calculation. As a result, we recorded an adjustment to the minority interest purchase price obligation in the amount of $2,550,000 as of November 20, 2007.

*        *        *         *

On behalf of the Company, we trust that the foregoing has been responsive to the staff’s comments. If the staff has any additional comments or concerns, please call the undersigned at (786) 342-7406.

Sincerely,

Harley L. Rollins, III
Chief Financial Officer